PEOPLES BANCORP INC.

                             RETIREMENT SAVINGS PLAN

                                 MARIETTA, OHIO

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                                   SIGNATURES
                                   ===========

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN



Date: June 13, 2000            By: /s/ ROBERT E. EVANS
                                       Robert E. Evans
                                       President and Chief Executive Officer

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                                DECEMBER 31, 1999




                                TABLE OF CONTENTS

                                                                    STATEMENT    PAGE

Independent Auditors' Report                                                      1

Statement of Net Assets Available for Benefits with Fund
  Information at December 31, 1999                                      I         2

Statement of Net Assets Available for Benefits with Fund
  Information at December 31, 1998                                      II        3

Statement of Changes in Net Assets Available for Benefits with
  Fund Information for the Year Ended December 31, 1999                 III       4

Statement of Changes in Net Assets Available for Benefits with
  Fund Information for the Year Ended December 31, 1998                 IV        5

Notes to Financial Statements                                                     6-12

SUPPLEMENTAL INFORMATION

                                                                     SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year           A        14

Schedule of Reportable Transactions                                      B        15

Index to Exhibits                                                                 16

Consent of Independent Auditors                                                   17


                     Harman, Thompson, Mallory & Ice, A.C.
                                  [Letterhead]


                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


We have audited the accompanying statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule A - Assets Held for Investment Purposes at End of Year and Schedule B - Reportable Transactions together referred to as "Supplemental Information" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
    Harman, Thompson, Mallory & Ice, A.C.

Parkersburg, West Virginia
May 11, 2000


                                                                           PEOPLES BANCORP INC.
                                                                         RETIREMENT SAVINGS PLAN
                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                            DECEMBER 31, 1999
                                                                                                                        STATEMENT I
                                                                      PARTICIPANT DIRECTED

                                                PEOPLES
                                     PEOPLES    BANCORP
                                   CERTIFICATES  INC.    PEOPLES                     VANGUARD
                           PEOPLES     OF       COMMON   SPECIAL          VANGUARD     ASSET   TEMPLETON  BANK
                            EQUITY   DEPOSIT    STOCK    STOCK     ACORN    500     ALLOCATION   FOREIGN  ONE
                             FUND     FUND       FUND     FUND      FUND    FUND       FUND       FUND    FUND  OTHER   TOTAL
              ASSETS
    Money Market Funds

Fidelity U.S.
 Treasury Income
 Portfolio Fund         $    4,650 $  8,280 $   38,130 $  10,420 $  6,950 $   11,560 $  3,650  $   470 $ 11,610 $  1,020 $    96,740
Investments, at Fair Value
 Peoples Certificates
 of Deposit                         953,761                                                                                  953,761
Shares of Common/
Collective Trusts:
 Peoples Stock
  Fund EB                1,536,878                                                                                         1,536,878
 Peoples Special
  Stock Fund EB                                          583,617                                                             583,617
Shares of Registered
Investment Companies:
  Acorn Fund                                                      672,269                                                    672,269
  Templeton Foreign Fund                                                                        46,749                        46,749
  Vanguard 500 Index Fund                                                  1,140,379                                       1,140,379
  Vanguard Asset
   Allocation Fund                                                                    352,767                                352,767
 Common stock:
  Bank One Corporation                                                                                  172,736              172,736
  Peoples Bancorp Inc.                       4,774,806                                                                     4,774,806
 Participant Loans
  Receivable                                                                                                     261,412     261,412
                         --------- -------- ---------- --------- -------- ---------- --------- ------- -------- -------- -----------
    TOTAL INVESTMENTS   $1,541,528 $962,041 $4,812,936 $ 594,037 $679,219 $1,151,939 $ 356,417 $47,219 $184,346 $262,432 $10,592,114
                         --------- -------- ---------- --------- -------- ---------- --------- ------- -------- -------- -----------

Cash, Non-Interest
        Bearing        $        9 $      8  $     -0-   $      8 $    -0- $        7 $     10 $      4 $      3 $      7 $        56
                        --------- --------  ----------  -------- -------- ---------- -------- -------- -------- -------- -----------

Receivables:
  Employer's
  Contribution         $        2 $         $        3 $       2 $      1 $        1 $        $        $        $        $         9
Participants'
  Contribution                 15                   34        19       15         14                                              97
  Interest and Dividends    4,025    8,488      31,285     2,525       68        216       36        2    2,317       2       48,964
  Interfund Transfers
   Pending                    277       33          94       264       14         23        6       (9)       4    (706)         -0-
                         -------- --------  ----------  --------  -------   -------- -------- -------- -------- --------    --------

    TOTAL RECEIVABLES  $    4,319 $  8,521  $   31,416 $   2,810 $     98 $      254 $     42 $     (7)   2,321    (704) $    49,070
                        --------- --------  ----------  --------  -------  --------- -------- -------- -------- --------  ----------
TOTAL ASSETS           $1,545,856  970,570   4,844,352 $ 596,855 $679,317 $1,152,200 $356,469 $ 47,216 $186,670 $261,735 $10,641,240
                       ---------- --------  ----------  -------- --------  ---------  ------- -------- -------- --------  ----------

    LIABILITIES
 Excess Contribution
     Payable           $       56 $         $    3,384 $     453 $   248  $      235 $        $    426 $        $        $     4,802
                        --------- --------- ----------  -------- -------  ----------  ------- -------- -------- --------   ---------
TOTAL LIABILITIES      $       56 $    -0-  $    3,384 $     453 $   248  $      235 $    -0- $    426 $   -0-  $   -0-  $     4,802
                        --------- --------- ----------  -------- -------- ----------  ------- -------- -------- --------   ---------
NET ASSETS AVAILABLE
  FOR BENEFITS         $1,545,800 $970,570 $4,840,968 $ 596,402 $ 679,069 $1,151,965 $356,469 $ 46,790 $186,670 $261,735 $10,636,438
                       ========== ======== ========== ========= ========= ========== ======== ======== ======== ======== ===========

The accompanying notes are an integral part of these financial statements.


                                                                          PEOPLES BANCORP INC.
                                                                         RETIREMENT SAVINGS PLAN
                                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                            DECEMBER 31, 1998

                                                                      PARTICIPANT DIRECTED
                                                                                                                        STATEMENT II
                                                PEOPLES
                                     PEOPLES    BANCORP
                                   CERTIFICATES  INC.    PEOPLES                     VANGUARD
                           PEOPLES     OF       COMMON   SPECIAL          VANGUARD     ASSET   TEMPLETON  BANK
                            EQUITY   DEPOSIT    STOCK    STOCK     ACORN    500     ALLOCATION   FOREIGN  ONE
                             FUND     FUND       FUND     FUND      FUND    FUND       FUND       FUND    FUND  OTHER   TOTAL
              ASSETS
    Money Market Funds


Fidelity U.S.           $  61,840  $ 44,940 $  61,570  $ 28,860  $        $  2,160   $ 1,850   $       $        $    450  $  201,670
 Treasury Income
 Portfolio Fund
Investments, at Fair Value
 Peoples Certificates
 of Deposit                         424,404                                                                                  424,404
Shares of Common/
Collective Trusts:
 Peoples Stock
  Fund EB               1,570,703                                                                                          1,570,703
 Peoples Special
  Stock Fund EB                                         482,901                                                              482,901
Shares of Registered
Investment Companies:
  Acorn Fund                                                      483,233                                                    483,233
  Templeton Foreign Fund                                                                        27,751                        27,751
  Vanguard 500 Index Fund                                                   802,784                                          802,784
  Vanguard Asset
   Allocation Fund                                                                    194,336                                194,336
 Common stock:
  Bank One Corporation                                                                                  390,530              390,530
  Peoples Bancorp Inc.
 Participant Loans                          4,973,585                                                                      4,973,585
  Receivable                                                                                            279,854              279,854
                        ---------  -------- ---------- --------- -------- ---------- -------- -------- -------- -------- -----------
    TOTAL INVESTMENTS  $1,632,543  $469,344 $5,035,155 $ 511,761 $483,233 $  804,944 $196,186 $ 27,751 $390,530 $280,304 $ 9,831,751
                        ---------  -------- ---------- --------- -------- ---------- -------- -------- -------- -------- -----------

Cash, Non-Interest
        Bearing        $        2  $    406 $       1  $       2 $    -0- $        3 $      4  $   -0- $    -0- $ 25,005 $    25,423
                        ---------  -------- ---------- --------- -------- ---------- --------  ------- -------- -------- -----------

Receivables:
  Rolloyer
  Contribution         $           $        $          $         $        $          $         $       $        $ 24,201 $    24,201
  Interest and Dividends    3,987     1,704     28,533     2,483       28         81       39        8               604      37,503
  Interfund Transfers
   Pending                   (369)    1,758     13,286     1,245    2,044      4,168    1,492      257       34   (23,915)       -0-
                       ----------  -------- ----------  -------- -------- ---------- -------- -------- -------- -------- -----------
    TOTAL RECEIVABLES  $    3,618  $  3,462 $   41,819 $   3,728 $  2,072 $    4,249 $  1,531 $    265 $     34      926 $    49,070
                       ----------  -------- ----------  -------- -------- ---------- -------- -------- -------- -------- -----------
TOTAL ASSETS           $1,636,163  $473,212 $5,076,975 $ 515,491 $485,305 $  809,196 $197,721 $ 28,016 $390,564 $306,235 $ 9,918,878
                       ----------  -------- ----------  -------- -------- ---------- -------- -------- -------- -------- -----------

    LIABILITIES
 Excess Contribution
     Payable           $      166  $     80 $    8,362 $   1,072 $   497  $      877 $     18  $   712 $        $  1,304 $    13,088
                       ----------  -------- ----------  -------- -------  ---------- --------- ------- -------- --------   ---------
TOTAL LIABILITIES      $      166  $     80 $    8,362 $   1,072 $   497  $      877 $     18  $   712 $   -0-  $  1,304 $    13,088
                       ----------  -------- ----------  -------- -------- ---------- --------- ------- -------- --------   ---------
NET ASSETS AVAILABLE
  FOR BENEFITS         $1,635,997 $ 473,132 $5,068,613 $ 514,419 $484,808 $  808,319 $ 197,703 $27,304 $390,564 $304,931 $ 9,905,790
                       ========== ========= ========== ========= ======== ========== ========= ======= ======== ======== ===========

The accompanying notes are an integral part of these financial statements.


                                                                          PEOPLES BANCORP INC.
                                                                         RETIREMENT SAVINGS PLAN
                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                   FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                                                                    STATEMENT III

                                                                                       PARTICIPANT DIRECTED
                                    PEOPLES    PEOPLES
                                 CERTIFICATES  BANCORP    PEOPLES                  VANGUARD
                         PEOPLES     OF         INC.      SPECIAL        VANGUARD   ASSET    TEMPLETON   BANK
                         EQUITY    DEPOSIT  COMMON STOCK   STOCK   ACORN   500    ALLOCATION   FOREIGN    ONE
                          FUND      FUND       FUND        FUND    FUND    FUND     FUND         FUND    FUND    OTHER     TOTAL

             ADDITIONS
Additions to Net Assets
Attributed To:
  Investment Income:
    Net Appreciation
    (Depreciation)
    in Fair Value of
    Investments         $  140,922 $        $(138,640) $  98,126 $ 55,045 $ 175,535  $  (6,632)$10,381 $(86,845)$        $   247,892
      Interest               1,996   32,569       816        182      157       554        188      81      604   27,079      64,226
      Dividends             21,147            121,321      5,904  108,367    19,700     26,159   1,524   10,065    2,906     317,093
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------
TOTAL INVESTMENT INCOME $  164,065 $ 32,569 $ (16,503) $ 104,212 $163,569 $ 195,789  $  19,715 $11,986 $(76,176)$ 29,985 $   629,211
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------

    Contributions:
      Participants'     $   49,623 $ 32,977 $ 190,093  $  30,614 $ 47,174 $ 101,885  $  44,530 $ 8,836 $        $        $   505,732
      Employer's            10,952    8,668    46,601      6,311   10,918    21,150      8,864   2,387                       115,851
      Rollovers             12,312   46,832    20,054        806   37,437    44,341     12,567                               174,349
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------
TOTAL CONTRIBUTIONS     $   72,887 $ 88,477 $ 256,748  $  37,731 $ 95,529 $ 167,376  $  65,961 $11,223 $    -0- $    -0- $   795,932
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------
TOTAL ADDITIONS         $  236,952 $121,046 $ 240,245  $ 141,943 $259,098 $ 363,165  $  85,676 $23,209 $(76,176)$ 29,985 $ 1,425,143
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------

            DEDUCTIONS
Deductions from Net
Assets Attributed To:
    Benefits Paid to
    Participants        $ 306,125  $  3,607 $ 257,197  $  38,026 $ 14,824 $  32,378  $  41,108 $ 1,230 $        $        $   694,495
                        ---------  -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------
TOTAL DEDUCTIONS        $ 306,125  $  3,607 $ 257,197  $  38,026 $ 14,824 $  32,378  $  41,108 $ 1,230 $    -0- $    -0- $   694,495
                        ---------  -------- ---------  --------- -------- ---------  --------- ------- -------- -------- -----------

Net Increase Prior to
  Interfund Transfers   $ (69,173) $117,439 $ (16,952) $ 103,917 $244,274 $ 330,787  $  44,568 $21,979 $(76,176)$ 29,985 $   730,648
Interfund Transfers       (21,024)  379,999  (210,693)   (21,934) (50,013)   12,859    114,198  (2,493)(127,718) (73,181)        -0-
                        ---------- -------- ---------  --------- --------  --------   -------- ------- -------- -------- -----------
NET INCREASE (DECREASE) $ (90,197) $497,438 $(227,645) $  81,983 $194,261 $ 343,646  $ 158,766 $19,486 (203,894)$(43,196)$   730,648

NET ASSETS AVAILABLE
FOR BENEFITS
    Beginning of Year   1,635,997   473,132  5,068,613   514,419  484,808   808,319    197,703  27,304  390,564  304,931   9,905,790
                        ---------  --------  ---------  -------- -------- ---------  --------- ------- ----------------- -----------
END OF YEAR            $1,545,800  $970,570 $4,840,968 $ 596,402 $679,069 $1,151,965 $ 356,469 $46,790 $186,670 $261,735 $10,636,438
                       ==========  ======== ========== ========= ======== =========  ========= ======= ======== ======== ===========

The accompanying notes are an integral part of these financial statements.



                                                                          PEOPLES BANCORP INC.
                                                                         RETIREMENT SAVINGS PLAN
                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                                                                        STATEMENT IV

                                                                                       PARTICIPANT DIRECTED
                                    PEOPLES    PEOPLES
                                  CERTIFICATES BANCORP    PEOPLES                  VANGUARD
                          PEOPLES     OF         INC.     SPECIAL        VANGUARD    ASSET      TEMPLETON  BANK
                          EQUITY    DEPOSIT  COMMON STOCK  STOCK   ACORN   500      ALLOCATION   FOREIGN   ONE
                           FUND      FUND       FUND        FUND   FUND    FUND        FUND        FUND    FUND   OTHER      TOTAL
           ADDITIONS
Additions to Net Assets
Attributed To:
  Investment Income:
    Net Appreciation
    (Depreciation) in
    Fair Value of
         Investments    $  283,184 $        $(719,770) $  30,145 $  8,962 $ 139,956  $   6,664 $(3,876)$ (3,342)$        $ (258,077)
      Interest                 545   24,040       614        426      132       179        131      81            19,360     45,508
      Dividends             21,063            104,899      7,453   26,794    10,172     11,147   1,776                      183,304
                        ---------- -------- ---------  --------- -------- ---------  --------- ------- -------- -------- ----------
TOTAL INVESTMENT INCOME $  304,792 $ 24,040 $ (614,257)$  38,024 $ 35,888 $ 150,307  $  17,942 $(2,019)$ (3,342)$ 19,360 $  (29,265)
                        ---------- -------- ---------- --------- -------- ---------  --------- ------- -------- -------- ----------

    Contributions:
      Participants'     $   53,328 $ 30,530 $  196,282 $  34,301 $ 45,107 $  59,621  $  16,761 $ 7,119 $        $        $  443,049
      Employer's            11,541    7,343     47,953     7,163    9,679    13,433      2,652   1,548                      101,312
      Rollovers             90,182   37,628    261,896    70,126   65,351   150,234     61,058   8,673  393,906   24,201  1,163,255
                        ---------- -------- ---------- --------- -------- ---------   -------- ------- -------- -------- ----------
TOTAL CONTRIBUTIONS     $  155,051 $ 75,501 $  506,131 $ 111,590 $120,137 $ 223,288  $  80,471 $17,340 $393,906 $ 24,201 $1,707,616
                        ---------- -------- ---------- --------- -------- ---------  --------- ------- -------- -------- ----------
TOTAL ADDITIONS         $  459,843 $ 99,541 $ (108,126)$ 149,614 $156,025 $ 373,595  $  98,413 $15,321 $390,564 $ 43,561 $1,678,351
                        ---------- -------- ---------- --------- -------- ---------  --------- ------- -------- -------- ----------

       DEDUCTIONS
Deductions from Net
Assets Attributed To:
    Benefits Paid to
    Participants        $   52,931 $ 41,108 $  166,723 $  17,022 $ 21,546 $ 28,459   $         $       $        $ 14,708 $  342,497
                        ---------- -------- ---------- --------- -------- --------   --------- ------- -------- -------- ----------
TOTAL DEDUCTIONS        $   52,931 $ 41,108 $  166,723 $  17,022 $ 21,546 $ 28,459   $     -0- $   -0- $    -0- $ 14,708 $  342,497
                        ---------- -------- ---------- --------- -------- --------   --------- ------- -------- -------- ----------

Net Increase Prior to
  Interfund Transfers   $  406,912 $ 58,433 $ (274,849)$ 132,592 $134,479 $345,136   $  98,413 $15,321 $390,564 $ 28,853 $1,335,854
Interfund Transfers        (71,594)  10,420   (112,212)  (45,410) (19,396)  (6,724)     99,290  11,983           133,643        -0-
                        ---------- -------- ---------- --------- -------- --------   --------- ------- -------- -------- ----------
NET INCREASE (DECREASE) $  335,318 $ 68,853 $ (387,061)$  87,182 $115,083 $338,412   $ 197,703 $27,304 $390,564 $162,496 $1,335,854

NET ASSETS AVAILABLE
FOR BENEFITS
    Beginning of Year    1,300,679  404,279  5,455,674   427,237  369,725  469,907                               142,435  8,569,936
                        ---------- -------- ---------- --------- -------- --------   --------- ------- -------- -------- ----------
END OF YEAR             $1,635,997 $473,132 $5,068,613 $ 514,419 $484,808 $808,319   $ 197,703 $27,304 $390,564 $304,931 $9,905,790
                        ========== ======== ========== ========= ======== ========   ========= ======= ======== ======== ==========

The accompanying notes are an integral part of these financial statements.


                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:           DESCRIPTION OF PLAN

The following brief description of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

         The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiaries (The Peoples Banking and Trust Company, The First National Bank of Southeastern Ohio, The Russell Federal Savings Bank, and Catlettsburg Federal Savings Bank). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is The Peoples Banking and Trust Company.

     Eligibility

         Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter beginning January 1, April 1, July 1, or October 1.

     Contributions

         Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiaries will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. For 1999 and 1998, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's deferred annual compensation.

     Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

         Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:           DESCRIPTION OF PLAN  (CONTINUED)

     Investment Options

         Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

o The Peoples Equity Fund is a common stock fund which consists of a diversified portfolio of high-quality common stocks.

o The Peoples Certificate of Deposit Fund is a fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

o The Peoples Bancorp Inc. Stock Fund consists of common shares of Peoples Bancorp Inc. If the participant invests in common shares of the Employer, the participant is entitled to vote proxies representing Employer common shares equal to the number of whole common shares in the participant's account and, when entitled to a distribution, may elect to receive common shares instead of cash.

o The Peoples Special Stock Fund is a common stock fund which consists of a diversified portfolio of small company common stocks and common stock mutual funds.

o The Acorn Fund is a common stock fund managed by Wanger Asset Management, L.P. which consists of a diversified portfolio of common stocks of small and medium sized companies in the United States and overseas.

o The Templeton Foreign Fund is a common stock and bond fund managed by The Franklin Templeton Group which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

o The Vanguard 500 Index Fund is a common stock fund managed by the Vanguard Group of Investment Companies which consists of a diversified portfolio of common stocks of large companies in the United States.

o The Vanguard Asset Allocation Fund is a common stock, bond and money market fund managed by the Vanguard Group of Investment Companies which varies the mix according to the relative attractiveness of the asset classes. There is no limit on how much can be invested in any one asset class.

         Participants may change their investment options quarterly.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:           DESCRIPTION OF PLAN  (CONTINUED)

     Participant Loans Receivable

         Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

     Payment of Benefits

         The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies. If the benefit is $5,000 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $5,000, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

         If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.

NOTE 2:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

         The financial statements of the Plan are prepared using the accrual method of accounting.

     Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

     Investment Valuation and Income Recognition

         Shares of the common/collective trusts, Peoples Stock Fund EB, and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

         Shares of the registered investment companies, Acorn Fund, Templeton Foreign Fund, Vanguard 500 Index Fund, and Vanguard Asset Allocation Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

         Investments in Bank One Corporation and Peoples Bancorp Inc. common stock are carried at quoted market prices.

         The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

         Dividends and interest received from investments are recorded as earned on an accrual basis.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Payment of Benefits

         Benefits are recorded when paid.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:           INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.

                                                                                          DECEMBER 31,
                                                                            1999                              1998
                                                               _____________________________       _____________________________
                                                                  UNITS           FAIR VALUE         UNITS            FAIR VALUE
INVESTMENTS AT FAIR VALUE
DETERMINED BY QUOTED MARKET PRICE
   Fidelity U.S. Treasury Income Portfolio Fund                96,740.000       $     96,740      201,670.000       $    201,670
*  Acorn Fund                                                  36,280.061            672,269       28,678.511            483,233
   Templeton Foreign Fund                                       4,166.566             46,749        3,307.637             27,751
*  Vanguard 500 Index Fund                                      8,426.651          1,140,379        7,045.058            802,784
   Vanguard Asset Allocation Fund                              14,822.134            352,767        7,971.098            194,336
   Bank One Corporation Common Stock                            5,398.000            172,736        7,648.000            390,530
*  Peoples Bancorp Inc. Common Stock                          222,084.000          4,774,806      204,044.500          4,973,585
                                                                                  ----------                          ----------

                                                                                $  7,256,446                        $  7,073,889
                                                                                 -----------                         -----------

INVESTMENTS AT ESTIMATED FAIR VALUE
*  Peoples Certificates of Deposit                            953,760.570       $    953,761      424,404.000       $    424,404
*  Peoples Stock Fund EB                                       12,443.000          1,536,878       13,799.000          1,570,703
*  Peoples Special Stock Fund EB                               10,958.000            583,617       10,881.000            482,901
   Participants Loans Receivable                              261,412.000            261,412      279,854.000            279,854
                                                                                  ----------                          ----------

                                                                                $  3,335,668                        $  2,757,862
                                                                                 -----------                         -----------

TOTAL INVESTMENTS                                                               $ 10,592,114                        $  9,831,751
                                                                                 ===========                         ===========


                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:           INVESTMENTS (CONTINUED)

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $247,892 and $(258,077), respectively, as follows:

                                                             APPRECIATION
                                                            (DEPRECIATION)
                                                         1999           1998
CHANGES IN INVESTMENTS REPORTED AT FAIR VALUE
AS DETERMINED BY QUOTED MARKET PRICE
  Acorn Fund                                         $   55,045    $     8,962
  Templeton Foreign Fund                                 10,381         (3,876)
  Vanguard 500 Index Fund                               175,535        139,956
  Vanguard Asset Allocation Fund                         (6,632)         6,664
  Bank One Corporation Common Stock                     (86,845)        (3,342)
  Peoples Bancorp Inc. Common Stock                    (138,640)      (719,770)
                                                      ---------     ----------

                                                     $    8,844    $  (571,406)
                                                      ---------     ----------

CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
  Peoples Stock Fund EB                              $  140,922    $   283,184
  Peoples Special Stock Fund EB                          98,126         30,145
                                                      ---------     ----------

                                                     $  239,048    $   313,329
                                                      ---------     ----------

NET CHANGE IN FAIR VALUE                             $  247,892    $  (258,077)
                                                      =========     ==========

NOTE 4:           RELATED PARTY TRANSACTIONS

Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by The Peoples Banking and Trust Company, a subsidiary of Peoples Bancorp Inc. The Peoples Banking and Trust Company is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 5:           PAYMENT OF EXPENSES

The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.

NOTE 6:           PLAN TERMINATION

Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7:           TAX STATUS

The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            SUPPLEMENTAL INFORMATION

                                                     PEOPLES BANCORP INC.
                                       PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN 002
                                                       DECEMBER 31, 1999
                                                          31-0987416
                                                                                SCHEDULE A

 (a)                (b)                       (c)                       (d)       (e)
       Identity of Issue, Borrower      Description of Investment        Cost     Current
       Lessor, or Similar Party         Including Maturity Date,                   Value
                                        Rate of Interest, Collateral,
                                        Par or Maturity Value

       Fidelity U.S. Treasury Income   Money Market
           Portfolio Fund                 96,740 Shares                 96,740     96,740

  *    The Peoples Banking and Trust   Certificates of Deposit
           Company                        6.00% Due 01/27/02           225,000    225,000
                                          4.89% Due 06/16/00            65,000     65,000
                                          4.89% Due 07/19/00            13,121     13,121
                                          4.99% Due 09/30/00           201,156    201,156
                                          5.95% Due 01/19/01           210,000    210,000
                                          4.85% Due 05/11/00            37,000     37,000
                                          4.89% Due 06/05/00            90,000     90,000
                                          4.85% Due 01/07/00            52,484     52,484
                                          5.00% Due 03/30/00            60,000     60,000

  *    Peoples Stock Fund EB           Common/Collective Trust
                                          12,443 Shares                774,958  1,536,878

  *    Peoples Special Stock Fund EB   Common/Collective Trust
                                          10,958 Shares                369,907    583,617

       Acorn Fund                      Registered Investment Company
                                          36,280.061 Shares             592,06    672,269

       Templeton Foreign Fund          Registered Investment Company
                                          4,166.566 Shares              40,748     46,749

       Vanguard 500 Index Fund         Registered Investment Company
                                          8,426.651 Shares             772,328  1,140,379
       Vanguard Asset Allocation Fund  Registered Investment Company
                                         14,822.134 Shares             355,909    352,767
       Bank One Corporation            Common Stock
                                          5,398 Shares                 277,997    172,736

  *    Peoples Bancorp Inc.            Common Stock
                                        222,084 Shares               2,311,936  4,774,806
  *    Loans to Participants           Varied Terms Through 2005 and
                                       Varied Interest Rates from 9.75%
                                        to 11.00%                          -0-    261,412

                                                     PEOPLES BANCORP INC.
                                       PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN 002
                                             FOR THE YEAR ENDED DECEMBER 31, 1999
                                                          31-0987416
                                                                                               SCHEDULE B

       (a)                 (b)              (c)           (d)      (e)      (f)         (g)        (h)         (i)

  Identity of   Description of Asset      Purchase      Selling   Lease    Expense    Cost of    Current        Net
Party Involved  (Include Interest Rate      Price        Price    Rental   Incurred    Asset     Value of      Gain
                 and Maturity in Case                                       with                Asset on        or
                 of a Loan)                                              Transaction            Transaction   (Loss)
Fidelity U.S.   Money Market Fund
  Treasury          382 Purchases         3,383,760                          -0-                 3,383,760
  Income            216 Sales                          3,488,690             -0-    3,488,690    3,488,690       -0-
  Portfolio
  Fund

Peoples         Common Stock
  Bancorp           23 Purchases            377,587                          -0-                   377,587
  Inc.              24 Sales                             416,867             -0-      311,475      416,867     105,392

Peoples         Common/Collective
  Stock Fund        Trust
  EB                  8 Purchases           294,930                          -0-                   294,930
                      6 Sales                            469,677             -0-      206,605      469,677     263,072

Vanguard 500    Registered Investment
  Index Fund        Company
                      25 Purchases          335,397                          -0-                   335,397
                       4 Sales                           173,338             -0-      116,132      173,338      57,206


                                INDEX TO EXHIBITS


Exhibit No.                 Description                               Page No.

      1                     Consent of Harman, Mallory & Ice, A.C.       17






                                       16